BAUGH DALTON JONES & HALEY, P.C.
Attorneys At Law

South Terraces, Suite 170
115 Perimeter Center Place
Atlanta, Georgia 30346-1238
Richard W. Jones                         Telephone 770-817-1195
 Facsimile  770-804-0509

March 30, 2012

Ms. Suzanne Hayes
Assistant Director
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn:  Erik Envall

RE:           Capital Financial Holdings, Inc. (“CFH” or the “Company”)
Annual Report on Form 10-K for the Year Ended December 31, 2010
Filed March 23, 2011
And Quarterly Report on Form 10-Q for the Year Ended September 30, 2011
Filed November 8, 2011
File No. 000-25958
(J&H File No. 3736.10)

Dear Mr. Envall:

This firm represents Capital Financial Holdings, Inc. which filed a Form 10-K on March 23, 2011 for the year ended December 31, 2010.  In addition, CFH filed its quarterly report on Form 10-Q on November 8, 2011 for the quarter ended September 30, 2011.  Your office provided comments to the above-referenced filings by your letter dated January 3, 2012 and you later requested elaboration on Comments 3 and 4 of the comment letter.  You have subsequently provided the Company with a March 9, 2012 comment letter (“Comment Letter”).  The following is a response to that comment letter:

Form 10-K for Fiscal Year Ended December 31, 2010
Financial Statements and Notes
Note 12 - Goodwill

1.           In light of the fact that goodwill represents 35% of the Company’s total assets, the Company will revise its future filings to provide a more granular discussion of the Company’s goodwill impairment policy, including the amount of goodwill allocated to each reporting unit, a description of the methods and key assumption used to determine the fair value of the Company’s reporting units and how the key assumptions were determined, a discussion of the degree of uncertainty associated with the key assumptions, a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.  For those reporting units that did not fail step 1 of the Company’s goodwill impairment analysis, it will disclose whether or not the estimated fair value substantially exceeds the carrying value of the reporting unit or the percentage by which the fair value exceeds the carrying value as of the date of the most recent test.  The Company will also discuss how it measures impairment loss in accordance with ASC 350-20-35-9 through 35-19 in the event the Company fails step 1 of its goodwill impairment testing analysis.  In addition, to the extent that the Company passes step 1 of the goodwill impairment analysis, the Company will explain in its disclosure why it believes that the book value is greater than its market capitalization, to the extent that is true, and why this should not be considered as an indication of goodwill impairment.

Hopefully, these disclosures are responsive to your Comment Letter, and your further comments by telephone.  If you have any additional questions or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.

By:	/s/ Richard W. Jones
Richard W. Jones

Cc           John Carlson